[Letterhead of Genesys S.A.]

January 30, 2006

BY FACSIMILE AND EDGAR FILING

William A. Bennett, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

USA

Tel: (202) 551-3389

Fax: (202) 772-9206

Re:	Genesys S.A. Registration Statement on Form F-3 filed on December 15, 2005 (File No. 333-130332)

Dear Mr. Bennett:

I refer to the Amended Registration Statement on Form F-3 of Genesys S.A. (the “Company”) that was filed via EDGAR on January 30, 2006 (SEC File No. 333-130332) (the “Registration Statement”). On behalf of the Company, I respectfully request that the Registration Statement be declared effective on January 31, 2006 at 10:00 am, or as soon thereafter as practicable.

In connection with this request for the acceleration of the effective date of the Registration Statement, we acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

William Bennett, Esq., page 2

(iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Andrew Bernstein in the Paris office of Cleary Gottlieb Steen & Hamilton LLP (011-33-1-40-74-68-60) or his colleague Desmond Eppel in Washington (202-974-1553).

Sincerely yours,

        /s/ Rochelle Robertson

By: Rochelle Robertson

Title: EVP Infrastructure, Production

cc:	Andrew A. Bernstein, Esq. Cleary Gottlieb Steen & Hamilton LLP